Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

July 1, 2021

Jay Mumford

Sherry Haywood

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	8i Acquisition 2 Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 16, 2021
File No. 333-256455

Dear Mr. Mumford and Ms. Haywood:

On behalf of our client, 8i Acquisition 2 Corp., a British Virgin Islands corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated June 24, 2021 (the “Comment Letter”) regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Amendment No. 1”).

Contemporaneously, the Company has filed via EDGAR Amendment No. 2 to its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s response to the comments received from the Staff and certain updated information. For ease of reference, the comments contained in the Comment Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Form S-1.

Amendment No. 1 to Form S-1 Filed June 16, 2021

Directors, Director Nominees and Executive Officers, page 70

1.	We note your response to our prior comment 1. It remains unclear when your directors will be appointed. If true, please clarify that your director nominees will be appointed after your registration statement is declared effective.

Response: Page 70 has been revised in accordance with the Staff’s comment.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com

A limited liability partnership including professional corporations

Jay Mumford Sherry Haywood July 1, 2021 Page 2

Financial Statements, page F-1

2.	We note that you account for the public and private warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so how you analyzed those provisions in accordance with the guidance in ASC 815-40.

Response: Upon further review of the warrant agreement by the Company, the Company amended the warrant agreement such that the private warrants have no cashless exercise option and be excluded from redemption. The revised warrant agreement is filed as an exhibit to the Form S-1. Please see attached accounting memo.

General

3.	Since you have selected July 31 as your fiscal year-end, please revise the date you are required to comply with the internal control requirements of the Sarbanes-Oxley Act as disclosed on pages 52 and 66.

Response: Pages 52 and 66 have been revised in response to the staff’s comment.

Jay Mumford Sherry Haywood July 1, 2021 Page 3

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

To:	Files

From:	Albeck

Client:	8I ACQUISITION 2 CORP.

Subject:	Accounting for Warrants Issued upon Closing of IPO

Date:	June 29, 2021

Purpose

To document the assessment of the accounting and balance sheet classification of the Public Warrants, Private Warrants issued by 8I ACQUISITION 2 CORP.

Executive Summary

The Private Warrants, Working Capital Warrants and Representative Warrants qualify for equity treatment as they meet the indexation rule and there is no net cash settlement requirement on the Company.

Background

8i Acquisition 2 Corp. (the “Company”) was incorporated in British Virgin Islands on January 21, 2021.The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.

Pursuant to the Proposed Public Offering, the Company intends to offer for sale up to 5,000,000 units (or 5,750,000 units if the underwriters’ over-allotment option is exercised in full) at a purchase price of $10.00 per unit (the “Units”). Each Unit consists of one ordinary share, one redeemable warrant (each, a “Public Warrants”), and one right to receive one-tenth of an ordinary share upon the consummation of an Initial Business Combination. Each two redeemable warrants entitle the holder thereof to purchase one ordinary share, and each ten rights entitle the holder thereof to receive one ordinary share at the closing of a Business Combination. No fractional shares will be issued upon separation of the Units, and only whole Warrants will trade.

Mr. Meng Dong (James) Tan has committed to purchase an aggregate of 219,750 additional units (or 234,750 units if the over-allotment option is exercised in full) at a price of $10.00 per unit in a private placement that will close simultaneously with the Proposed Public Offering (the “Private Units”). The warrants included in the Private Units are called Private Warrants.

Features of Public Warrants:

●	Each of the ordinary shares, and warrants may trade separately on (i) the 52nd day after the date of IPO , or (ii) such earlier date as Maxim Group LLC, as representative of the underwriters (the “Representative”), shall determine is acceptable (such date, the “Detachment Date”).
●	Each warrant entitles the holder to purchase one ordinary share at a price of $11.50 per share, subject to adjustment, at any time commencing on the later of the completion of an initial business combination (“IBC”) and 12 months from the date of IPO.
●	The Company has 12 months (or up to 18 months, if the Company extends the time to complete a business combination) from IPO date to complete an IBC (the “Combination Period”). If within such Combination Period there is no IBC, the Company will be liquidated and the warrants will become un-exercisable and thus worthless.

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●	The warrant exercise price is $11.50 per share, subject to adjustment herein. In addition, if (i) the Company issues additional Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares for capital raising purposes in connection with the closing of the initial business combination at an issue price or effective issue price of less than $9.50 per ordinary share, with such issue price or effective issue price to be determined in good faith by the Board, (ii) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for funding the initial business combination, and (iii) the volume weighted average trading price of the Ordinary Shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the initial business combination (the “Market Value”) is below $9.50 per share, the Warrant Price shall be adjusted (to the nearest cent) to be equal to 115% of the Market Value, and the last sales price of the Ordinary Shares that triggers the Company’s right to redeem the Warrants pursuant to Section 6.1 shall be adjusted (to the nearest cent) to be equal to 165% of the Market Value.
●	Once the warrants become exercisable and if the closing market price of the shares of the Company’s ordinary share equals or exceeds $16.5 per share for any 20 trading days within a 30 trading day period, the Company may redeem the warrants at a price of $0.01 per warrant upon providing a minimum of 30 days’ prior written notice of redemption to shareholders.
●	The warrants will expire on the fifth anniversary of the Company’s completion of an IBC, or earlier upon redemption or liquidation.
●	Net cash settlement is prohibited per the agreement

Features of Private Warrants:

Private Warrants, Working Capital Warrants and Representative Warrants have terms and provisions that are identical to the Public Warrants regardless of who holds them.

Throughout the rest of the analysis, Public Warrants and Private Warrants are collectively called, the “Warrants”.

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Warrants

Accounting Guidance and Analysis

Accounting Issue: Are the Warrants freestanding or embedded?

Definition from ASC Master Glossary:

Freestanding Financial Instrument: A financial instrument that meets either of the following conditions:

a.	It is entered into separately and apart from any of the entity’s other financial instruments or equity transactions.
b.	It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.

Analysis and Conclusion:

As described in the background section, each Offering Unit includes one ordinary share, one right and one Public Warrant. They are issued contemporaneously and in contemplation of each other.

Upon closing of the IPO and issuance of Offering Units, the Public Warrants can be detached from the Offering Unit and be separately tradeable on the 52nd day after the date of IPO, or (ii) such earlier date as the Representative, shall determine is acceptable. However, the warrants cannot be exercised until the later of the completion of IBC or 12 months from the closing of the IPO.

Private Warrants were sold separately from the Offering Units.

Therefore, the Company concludes that both the Public and Private Warrants are freestanding upon IPO as they meet the definition of a freestanding financial instrument in the ASC Master Glossary above.

Should the Warrants be accounted for using the guidance in ASC 480?

ASC 480 requires a reporting entity to classify certain freestanding financial instruments as liabilities (or in some cases as assets). ASC 480 provides guidance on which instruments are within the scope of 480:

1.	A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity.

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2.	A financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable if that event occurs, the condition is resolved, or the event becomes certain to occur.

3.	An entity shall classify as a liability (or an asset in some circumstances) any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics:

a.	It embodies an obligation to repurchase the issuer’s equity shares or is indexed to such an obligation.

b.	It requires or may require the issuer to settle the obligation by transferring assets.

4.	A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

a.	A fixed monetary amount known at inception (for example, a payable that may be settled with a variable number of the issuer’s equity shares)

b.	Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the Standard and Poor’s S&P 500 Index and that may be settled with a variable number of the issuer’s equity shares)

c.	Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).

Analysis and Conclusion:

The Company concludes that the Warrants do not exhibit any of the above characteristics and, therefore, are outside the scope of ASC 480.

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Accounting Issue: What should the accounting treatment be for the Warrants?

ASC Accounting Guidance:

Does the Warrants meet the definition of a derivative?

Accounting Guidance:

Once a reporting entity has determined that a freestanding instrument should not be accounted for using the guidance in ASC 480, the next step is to determine whether the instrument meets the definition of a derivative under ASC 815-10-15-83. A derivative instrument is a financial instrument or other contract with all of the following characteristics:

a.	Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:
1.	One or more underlyings
2.	One or more notional amounts or payment provisions or both
b.	Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.
c.	Net settlement. The contract can be settled net by any of the following means:
1.	Its terms implicitly or explicitly require or permit net settlement
2.	It can readily be settled net by a means outside the contract
3.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

Analysis and Conclusion:

As noted above, the Warrants contain an underlying (price of the Company’s ordinary share), a notional (the number of ordinary share covered by the warrants), requires no initial net investment, and can be net share settled (cashless exercise upon redemption event ). According to ASC 815-10-15-102, the net settlement criterion as described in paragraph 815-10-15-83(c) is met if a contract provides for net share settlement at the election of either party, i.e by delivery of shares at then current market price. The Warrants meet the definition of a derivative.

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ASC 815-10-15-83(c)

Net settlement. The contract can be settled net by any of the following means:

4.	Its terms implicitly or explicitly require or permit net settlement
5.	It can readily be settled net by a means outside the contract
6.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

ASC 815-40-15 addresses when an instrument, or embedded component that meets the definition of a derivative, is considered indexed to a reporting entity’s own share. The guidance requires a reporting entity to apply a two-step approach—it requires the evaluation of an instrument’s or embedded component’s contingent exercise provisions and then the instrument’s or embedded component’s settlement provisions.

Are the Warrants considered indexed to the Company’s own stock?

Step one — exercise contingencies:

Any contingent provision that affects the holder’s ability to exercise the instrument or embedded component must be evaluated. For example, holders may have a contingent exercise right or may have their right to exercise accelerated, extended, or eliminated upon satisfaction of a contingency.

If an exercise contingency is based on the occurrence of an event, such as an IPO, the contingency does not affect the conclusion that the freestanding instrument or embedded component is indexed to a reporting entity’s own stock.

Step two — settlement provisions:

In the second step of the framework, management evaluated the Warrants’ settlement provisions, noting the following provisions in the Warrant Agreement which provide for adjustments to the settlement amounts of the Warrants. The analysis of these terms is interpreted with reference to both Step 1 and Step 2 of the indexation guidance, as well as the requirements for equity classification under ASC 815-40.

Provision	Analysis of Warrants

Stock Dividends; Splits (4.1)

This provision provides for an increase or decrease of the number of shares of ordinary share issuable on exercise of each Warrant in proportion to an increase or decrease in the number of issued and outstanding shares of ordinary share as a result of share dividends, forward or reverse split of Ordinary Shares, or similar events.

Aggregation of Shares (4.2)

This provision provides for a decrease of the number of shares of ordinary share issuable on exercise of each Warrant in proportion to a decrease in the number of issued and outstanding shares of ordinary share as a result of consolidation, combination, reclassification of shares of Class A ordinary share or other similar events.

These provisions are anti-dilution provisions which, consistent with the guidance in ASC 815-40-15-7G and the example in 55-42 and 55-43, are each based on a mathematical calculation that determines the direct effect that the occurrence of such dilutive events has on settlement.

Standard pricing models(e.g. Black Scholes Option pricing) contain certain implicit assumptions such as (i) dilutive events will not occur, (ii) stock prices changes will be continual. ASC 815-40-15-7G permits adjustments to the settlements terms that neutralize the effects of events that invalidate the implicit assumptions.

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Extraordinary Dividends (4.3)

This provision provides for a decrease of the exercise price of the Warrants as a result of Extraordinary Dividends paid to all or substantially all of the holders of ordinary share.

Adjustments in Exercise Price (4.4.1)

Whenever the number of shares of ordinary share purchasable upon the exercise of the Warrants is adjusted, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of shares of Ordinary share purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of shares of so purchasable immediately thereafter.

Stock Dividends; Splits (4.1), Aggregation of shares (4.2) and Extraordinary dividends (4.3) are all dilutive events that invalidate the implicit “continual stock price changes” and “no dilutive events” assumptions of an option-pricing model. The adjustment to exercise price specified section 4.4 will neutralize the effect of event 4.1,4.2 and 4.3 by applying the same ratio of the change in exercisable share to the exercise price. Hence the holders maintain the same intrinsic value both before and after the dilutive events.

These provisions do not preclude the Warrants from being considered indexed to the entity’s own share as the adjustments neutralize the effect of dilutive events that invalidate the implicit assumptions of a “fixed-for-fixed” option pricing.

Adjustments in Exercise Price (4.4.2)

This provision provides for an adjustment of the exercise price of the Warrants if the Company issues additional shares of ordinary share or equity-linked securities at a price of less than $9.50 per share in order to finance more than 60% of the total equity proceeds for the funding of the Company’s initial Business Combination and the Market Value is below $9.50 per share.

This provision is a Down Round Feature as defined in ASC 815-40-20. In accordance with ASC 815-40-15-5D, down round features are excluded from the consideration of whether the instrument is indexed to the entity’s own stock for the purposes of applying Step 2 of the indexation framework.

The provision does not preclude the Warrants from being considered indexed to the entity’s own stock.

Redemption (6.1)

This provision provides the Company with an option to redeem the Warrants for $0.01 per Warrant at any time during the Exercise Period if the share price exceeds $16.5 per share with 30 days’ notice to the holder.

The Company considers the $0.01 redemption price to be non-substantive because it is redeemable only when the stock price exceeds $16.5. The Company believes a reasonable investor would exercise within the 30 days’ notice period as the intrinsic value of the warrants will be significantly more than $0.01 redemption prices during that period. Therefore, the redemption event will effectively accelerate the exercise of the warrants and is an exercise contingency under Step 1 of the indexation rule. The contingency is based on the Company’s stock exceed $16.5 which is the market for the Company’s stock and therefore does not preclude equity classification.

Once the redemption option is exercised, there is no further adjustment to the settlement amount. Hence, Step 2 is met.

The provision does not preclude the Warrants from being considered indexed to the entity’s own share.

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Cashless Exercise in the Event of Registration Statements Required by Section 7.4 (upon the closing of Business Combination) Is Not Then Effective (3.3.2)

This provision provides the holders to cashless exercise during the period beginning on the 90th day after the closing of the Business Combination and ending upon the effectiveness of such registration statement, and during any other period thereafter when the Company fails to maintain an effective registration statement to cover the shares issuable upon the exercise of the warrants.

The cashless exercise option is only exercisable when the Company fails to maintain an effective registration statement during certain periods. This is an exercise contingency and is not based on an observable market or index that precludes equity classification.

Upon exercise, the Company can net share settle the warrants with inputs of a fixed-for-fixed option, i.e., then current stock prices of the Company. Step 2 is met.

Other Events (4.9) This provision allows the Company to adjust the terms of the Warrants for events not specified in section 4 but would have an adverse effect on the Warrants.

ASC 815-40-15-7G states that provision that allow the issuer to unilaterally modify the terms of the instrument to benefit the counterparty would not preclude the instrument from equity classification.

Section 4.9 allows the Company to unilaterally adjust the terms of the Warrants to avoid an adverse impact on the Warrants. Hence, the Company believes by avoiding adverse impact on the Warrants will essentially benefit the warrant holders. Therefore, the Company concludes this provision will not preclude the Warrants from equity classification as stated in ASC 815-40-15-7G above.

Conclusion:

Based on the considerations above, the Company concludes that the Warrant are considered indexed to an its own share.

However, the Company is still required to determine whether the warrant instrument would be classified in equity under the guidance in Subtopic 815-40 in determining whether they qualify for that scope exemption.

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Should the Warrants be classified as a liability or equity?

Accounting Guidance:

ASC 815-40-25-1 and 25-2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or in some cases, an asset) or equity.

The initial balance sheet classification of contracts generally is based on the concept that:

a.	Contracts the require net cash settlement are assets or liabilities
b.	Contracts that require settlement in shares are equity instruments.

Further, an entity shall observe both of the following:

a.	If the contract provides the counterparty with the choice of net cash settlement or settlement in shares, Subtopic ASC 815-40-25 assumes net cash settlement.
b.	If the contract provides the entity with a choice of net cash settlement or settlement in shares, ASC 815-40-25 assumes settlement in shares.

Therefore, contracts that are settled by gross physical delivery of shares or net share settlement may be equity instruments. Contracts that require or permit the investor to require a reporting entity to net cash settle are accounted for as assets or liabilities at fair value with changes in fair value recorded in earnings. Contracts that a reporting entity could be required to settle in cash should be accounted for as an asset or liability at fair value, regardless of whether net cash settlement would only occur under a remote scenario.

For a shares-settled contract to be classified as equity, each of the following additional conditions in ASC 815-40-25 must also be met to ensure that the issuer has the ability to settle the contract in shares (all of the conditions must be met).

These conditions are intended to identify situations in which net cash settlement could be forced upon the issuer by investors or in any other circumstance, regardless of likelihood, except for (1) liquidation of the company or (2) a change in control in which the company’s shareholders also receive cash. The criteria in 815-40-25-10 is analyzed as follows:

Share-settlement Criteria	Provision	Application to Warrants

a. Settlement permitted in unregistered shares

Issuance of Certificates (3.3.4)

This provision provides an option for the Company to disallow any exercise of warrants if there is no effective registration statement in place and it clearly stated that there is no net cash settlement in any event.

Yes. While the warrants require delivery of registered shares, the Company identified the following exception that allows it to legally be able to deliver shares.

Exception #1 – Section 815-40-25-14 assumed net cash settlement if the Company is required to deliver registered shares AND if (i) the instrument does not specify if net cash settlement would be permitted, and (ii) the instrument does not specify how the contract would be settled if the Company is unable deliver registered shares. Condition (i) and (ii) are not met because they are addressed within Section 3.3.4.

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b. Entity has sufficient authorized and unissued shares	Valid Issuance (3.3.5) The provision stipulates that all ordinary share issuable upon exercise shall be validly issues, fully paid and non-assessable.	Yes. unlimited shares authorized.

c. Contract contains an explicit share limit		Yes. since the company has an unlimited number of authorized shares, the absence of an explicit share limit is not relevant since the company will always have sufficient authorized shares upon exercise.

d. No required cash payment if entity fails to timely file	Registration of Ordinary Share (7.4) This provision provides for “best effort” to file a new registration statements.	Yes.

e. No cash-settled top-off or make-whole provisions		Yes. There are no provisions in the contract that provides for top-off, make-whole, or similar cash settlement.

f. No counterparty rights rank higher than shareholder rights

Replacement of Securities upon Reorganization, etc. (4.5)

This provision provides that in the event of a reclassification or reorganization, merger or consolidation, or sale of the assets of the Company, that the warrant holder would be entitled to settlement in the same form of consideration payable to all holders of ordinary share in the event of a reorganization, consolidation, change of control, or similar event, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event.

Yes. The fair value of the consideration received is the same as would have been received had the holder of the Warrants exercised the Warrants for ordinary share and participated in the transaction. This provision provides for a potential scenario whereby the Company would have to net cash settle the warrants. However, in accordance with the exception in ASC 815-40-25-8, equity classification is not precluded by such net cash settlement as the holder is permitted to receive the kind and amount of consideration to which it would have been entitled had the Warrant been exercised for share.

There is no other provision in the contract that indicate the counterparty has rights that rank higher than those of a shareholder of the shares underlying the warrants.

g. No collateral required		Yes. There is no requirement in the contract to post collateral at any point or for any reason.

Analysis and Conclusion:

Based on the above analysis, the Warrants should be classified within shareholders’ equity because there are no circumstances under which the Company can be forced to net cash settle the contract.

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